Present Tense LLC. (the "Company") a Tennessee partnership

Financial Statements

For the years ended December 31st, 2023 and 2024.

STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2024 and 2023

(In dollars)

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss) $(113,443) $(91,365)

Adjustments to reconcile net income to net cash:

Depreciation and Amortization 10,708 6,676

Changes in operating assets and liabilities:

Accounts Receivable (47,205) (18,410)

Inventory (37,243) (34,622)

Prepaid Expenses 1,090 (4,990)

Other Receivables 69,415 (30,481)

Accounts Payable 53,896 87,681

Credit Cards Payable (4,732) 24,675

Sales Tax Payable 9,075 94,989

Deferred Revenue 7,439 3,715

Accrued Interest Expenses (8,301) 20,249

Other Current Liabilities (2,829) 103,369

Net cash provided by (used in) operating (62,130) (31,023) activities

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of Property and Equipment - (158,505)

Net cash used in investing activities - (158,505)

CASH FLOWS FROM FINANCING ACTIVITIES

Capital Contributions 145,731 100,000

Loan Payable - Toast (net) 53,773 -

Loan Payable - SBA (net) (5,129) 18,368

Line of Credit - Pathway (net) (22,311) 78,990

Member Withdrawals (1,619) -

Net cash provided by financing activities 170,445 197,358

NET INCREASE (DECREASE) IN CASH 108,315 7,956

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR 7,956 0

CASH AND CASH EQUIVALENTS, END OF YEAR $33,649 $7,956

SUPPLEMENTAL DISCLOSURES

Cash paid for interest $21,788 $28,199

FINANCIAL STATEMENTS

For the Years Ended December 31, 2024 and 2023

INCOME STATEMENT

(In dollars)

Revenue $1,249,833 $901,127

Discounts (31,198) (19,945)

Net Revenue 1,218,635 881,182

Cost of Goods Sold (338,357) (274,096)

Gross Profit 880,278 607,086

Operating Expenses:

Payroll and Related Expenses (579,696) (178,634)

Operating Supplies (80,049)

Rent (51,000)

Professional Services (22,473) (11,020)

Advertising and Marketing (27,760) (54,231)

Guaranteed Payments (113,989)

Bank and Processing Fees (39,414)

Insurance (14,514)

Other Operating Expenses (32,325) (429,755)

Total Operating Expenses (961,220) (673,640)

Operating Income (Loss) (80,942) (66,554)

Other Income (Expense):

Interest Expense (21,788) (28,199)

Depreciation and Amortization (10,708) (6,676)

Other Expense (5) -

Other Income - 10,065

Total Other Income (Expense) (32,501) (24,810)

Net Income (Loss) $(113,443) $(91,365)

BALANCE SHEET

(In dollars)

As of December 31st, 2024 and December 31st, 2023

ASSETS

Current Assets:

Cash and Cash Equivalents $33,649 $7,956

Accounts Receivable 65,616 18,410

Inventory 71,865 34,622

Prepaid Expenses 3,900 4,990

Other Receivables 54,869 124,284

Total Current Assets 229,899 190,262

Non-Current Assets:

Property and Equipment 150,492 158,505

Less: Accumulated Depreciation (17,384) (6,676)

Total Non-Current Assets 133,109 151,829

TOTAL ASSETS $363,008 $342,092

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:

Accounts Payable $141,577 $87,681

Credit Cards Payable 19,942 24,675

Sales Tax Payable 104,064 94,989

Deferred Revenue 11,154 3,715

Accrued Expenses 17,886 26,187

Loan Payable - Toast 53,773 -

Other Current Liabilities (1,590) 1,239

Total Current Liabilities 346,806 238,486

Non-Current Liabilities:

Loan Payable - SBA 13,239 18,368

Line of Credit - Pathway 56,679 78,990

Total Non-Current Liabilities 69,918 97,358

TOTAL LIABILITIES 416,724 335,844

Statement of Changes in Equity

(In dollars)

As of December 31st, 2024 and December 31st, 2023

Members' Equity:

Capital Contributions 245,731 100,000

Retained Earnings (198,455) -

Net Income (Loss) (100,993) (93,751)

Total Members' Equity (53,717) 6,249

TOTAL LIABILITIES AND MEMBERS' EQUITY $363,008 $342,092

Present Tense LLC

Notes to the Financial Statements

For the years ended December 31st, 2023 and 2024.
$USD

1. ORGANIZATION AND PURPOSE

Present Tense LLC. (the "Company") was organized on April 3rd 3023, under the laws of Tennessee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.